Copenhagen Stock Exchange
Nikolaj Plads 6
1067 Copenhagen K




06016466

Randers, 28 August 2006
Stock exchange announcement No. 41/2006

Trading in Vestas Wind Systems A/S shares by Executives and persons closely associated with an Executive

In accordance with section 28a of the Danish Securities Trading Act, Vestas Wind Systems A/S is required to publish information regarding trading in Vestas Wind Systems A/S shares by Executives and persons closely associated with an Executive.

The statement is based on reports which Vestas Wind Systems A/S has received from three of the Executives on 25 August 2006 and 28 August 2006, respectively.

Name:	Kurt Anker Nielsen
Position of Executive:	Member of the Board of Directors of Vestas Wind Systems A/S
Purchaser:	Susanne Anker Nielsen
Issuer:	Vestas Wind Systems A/S
ID code:	DK0010268606
Type of securities:	Shares
Type of transaction:	Purchase
Date of trading:	25 August 2006
Place of transaction:	Copenhagen Stock Exchange
Number of securities traded:	1,300
Market value (DKK) of securities traded:	DKK 200,850.00

Name:	Peter Wenzel Kruse
Position of Executive:	Vice President of Communication & IR
Issuer:	Vestas Wind Systems A/S
ID code:	DK0010268606
Type of securities:	Shares
Type of transaction:	Purchase
Date of trading:	24 August 2006
Place of transaction:	Copenhagen Stock Exchange
Number of securities traded:	310
Market value (DKK) of securities traded:	DKK 49,600.00

Address: Vestas Wind Systems A/S · Alsvej 21 · 8900 Randers · Denmark
Tel: +45 9730 0000 · **Fax:** +45 9730 0001 · **E-mail:** vestas@vestas.com · **Web:** www.vestas.com
Bank: Nordea Bank Danmark A/S 2149 0651 117097
Company reg. no.: 10 40 37 82
Company reg. name: Vestas Wind Systems A/S



Name:	Ebbe Funk
Position of Executive:	President, Vestas Mediterranean
Issuer:	Vestas Wind Systems A/S
ID code:	DK0010268606
Type of securities:	Shares
Type of transaction:	Purchase
Date of trading:	28 August 2006
Place of transaction:	Copenhagen Stock Exchange
Number of securities traded:	1,275
Market value (DKK) of securities traded:	DKK 199,218.75

Any questions may be addressed to the Executive Management at Vestas Wind Systems A/S, telephone +45 9730 0000.

Yours sincerely
Vestas Wind Systems A/S

Ditlev Engel
President and CEO